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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)

                                  COMC, Inc.
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                               (Name of Issuer)

                    Common Stock, par value $.01 per share
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                        (Title of Class of Securities)

                                 12614F 10 9
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                                (CUSIP Number)

                             Scott C. Smith, Esq.
                        Landels Ripley & Diamond, LLP
                             350 The Embarcadero
                         San Francisco, CA 94105-1250
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              November 21, 1996
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: / /

Check the following box if a fee is being paid with the statement:  / /

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1.       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  John J. Ackerman

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                      (a)
                                      (b) X

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                           OO(1)

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)       ---

6.       CITZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF                  7        SOLE VOTING POWER
SHARES
BENEFICIALLY                        -0-
OWNED BY
EACH                       8        SHARED VOTING POWER
REPORTING
PERSON                              10,841,558 shares
WITH
                           9        SOLE DISPOSITIVE POWER

                                    3,333,052

                          10       SHARED DISPOSITIVE POWER

                                   -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                  3,333,052                 shares

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(1) Mr. Ackerman was the sole shareholder of Complete Communications, Inc., a
    California corporation, which consummated a share exchange with the Company, pursuant to which Mr. Ackerman received stock in Company, as described herein.

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

                                       [X]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.6%

14.      TYPE OF REPORTING PERSON

                  IN

Item 1.           Security and Issuer

                  Common Stock, $.01 par value.

                  COMC, Inc. (the "Company")
                  400 North Glenoaks Boulevard
                  Burbank, California 91502

Item 2.           Identity and Background

1.                (a)      Name:
                                    John J. Ackerman

                  (b)      Residence:

                                    400 North Glenoaks Boulevard
                                    Burbank, California 91502

                  (c)      Principal Occupation and Business Address:

                                    Occupation: Chairman of the Board of the
                                                Company and ICF Communication
                                                Solutions, Inc., a California
                                                corporation and the wholly owned
                                                subsidiary of the Company
                                                ("ICF")

                                    Address:    400 North Glenoaks Boulevard
                                                Burbank, California 91502

                  (d)      Criminal Convictions:              None


                  (e)      Civil Proceedings:                 None

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                  (f)      Citizenship:                       United States

Mr. Ackerman may be deemed to be a member of a group by virtue of the fact that he is a party to a stockholders agreement with William M. Burns and Nellie J. Burns, Trustees of the Burns Family Trust (the "Burns Trust"), Charles E. Lincoln and Carolyn D. Lincoln, Trustees of the Lincoln Family Trust (the "Lincoln Trust"), Christopher R. Smith, the Chief Financial Officer of the Company, and the Company. Mr. Ackerman disclaims any obligation to report with respect to such other persons.

Item 3.           Source and Amount of Funds or Other Consideration.

         On November 21, 1996, the Company consummated a share exchange with Mr. Ackerman, the sole shareholder of Complete Communications Incorporated, a California corporation ("CCI"). Under the exchange, pursuant to an agreement dated as of June 3, 1996 (the "Letter Agreement"), Mr. Ackerman received 10,000,000 shares of Common Stock in the Company in exchange for all of Mr. Ackerman's shares in CCI. Mr. Ackerman has since sold, transferred, conveyed or otherwise disposed of shares of Common Stock in the Company in private transactions. On August 10, 1999, Mr. Ackerman contributed 3,651,948 shares of Company stock to the treasury of the Company pursuant to the terms and conditions of a contribution agreement by and between Mr. Ackerman and the Company (the "Contribution Agreement") in order to fund stock options offered by the Company. As a result of these transactions, Mr. Ackerman is the present owner of 3,333,052 shares of stock in the Company.

Item 4.           Purpose of Transaction.

         Mr. Ackerman acquired stock in the Company pursuant to the Company's acquisition of CCI.

         It is anticipated that the Company will incorporate an entity in the State of Delaware and then merge into such entity such that the Company will become a Delaware corporation. In addition, as soon as practicable, the Company plans to fill a vacancy on the Board of Directors in order to bring the number of directors of the Company back to the currently authorized five members.

         Mr. Ackerman reserves the right to increase his beneficial ownership through the acquisition of additional shares of Common Stock and to sell all or a portion of his shares in the over-the-counter market, or in privately negotiated sales.

         Except for the foregoing, Mr. Ackerman does not have a plan or proposal which relates to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

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(c)      A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
         Section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)      Any action similar to any of those enumerated above.

Item 5.           Interest in the Securities of the Issuer.

         (a) Mr. Ackerman beneficially owns 3,333,052 shares of Common Stock (approximately 16.6% of the shares outstanding), all of which he owns directly. This amount excludes 10,725,648 shares of Common Stock beneficially owned by the Burns Trust, the Lincoln Trust, and Mr. Smith, all of which are subject to the Stockholders Agreement described in Item 2. To Mr. Ackerman's knowledge: (i) the Burns Trust beneficially owns 3,623,376 shares of Common Stock (approximately 17.7% of the shares outstanding), consisting of 3,246,753 shares which it owns directly and 376,623 shares subject to an option which is currently exercisable,
(ii) the Lincoln Trust beneficially owns 3,623,376 shares of Common Stock (approximately 17.7% of the shares outstanding), consisting of 3,246,753 shares which it owns directly and 376,623 shares subject to an option which is currently exercisable, and (iii) Mr. Smith beneficially owns 3,478,896 shares of Common Stock (approximately 15.4% of the shares outstanding), consisting of 200,000 shares which he owns directly and 815,000 shares which he has power to vote pursuant to irrevocable proxies granted to Mr. Smith, and 2,463,896 shares subject to an option which is currently exercisable by Mr. Smith.

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         (b) Mr. Ackerman does not have the sole power to vote any shares of
Common Stock, but has the sole authority to dispose or direct the disposition of 3,333,052 shares of Common Stock. To the knowledge of Mr. Ackerman, the Burns Trust, the Lincoln Trust and Mr. Smith do not have the sole power to vote any shares of Common Stock, but have the sole authority to dispose or direct the disposition of 3,246,753, 3,246,753 and 200,000 shares of Common Stock, respectively. Messrs. Ackerman and Smith, and the Burns Trust and the Lincoln Trust have shared power to vote 10,841,558 shares of Common Stock, by virtue of the Stockholders Agreement described in Item 2, but do not share dispositive power with respect to any shares.

         (c) Other than the transactions set forth herein, Mr. Ackerman, and, to the best knowledge of Mr. Ackerman, the Burns Trust, the Lincoln Trust and Mr. Smith have not effected any transaction in the shares of Common Stock during the past sixty (60) days.

         (d) Mr. Ackerman owns and presently has the right to receive dividends on 3,333,052 shares of Common Stock. To Mr. Ackerman's knowledge: (i) the Burns Trust owns and presently has the right to receive dividends on 3,246,753 shares of Common Stock; (ii) the Burns Trust owns and presently has the right to receive dividends on 3,246,753 shares of Common Stock and; (iii) Mr. Smith owns and presently has the right to receive dividends on 200,000 shares of Common Stock.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  (i) The Letter Agreement; (ii) the Contribution Agreement;
                  (iii) the Stockholders Agreement; (iv) the Registration Rights Agreement.

Item 7.           Materials to be filed as Exhibits.

                  Exhibits

(1)      Copy of the Letter Agreement(2)

(2)      Copy of Contribution Agreement(3)

(3)      Copy of the Stockholders Agreement(4)

(4)      Copy of the Registration Rights Agreement(5)


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(2) Incorporated by reference to the Company's Information Statement dated
    September 15, 1996.
(3) Incorporated by reference to the Company's Form 8-K filed October 15, 1999.
(4) Incorporated by reference to the Company's Form 8-K filed October 15, 1999.
(5) Incorporated by reference to the Company's Form 8-K filed October 15, 1999.

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                                  SCHEDULE 13D

                                   SIGNATURES

         After reasonable inquiry, and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: October 18, 1999              /s/ John J. Ackerman
                                    ---------------------------------
                                    John J. Ackerman